Exhibit 99.1

RISK FACTORS

You should carefully consider the risks described below.  The risks described are not the only ones we face.  Any of the following risks could have a material adverse effect on our business, financial condition and operating results.  You should also refer to the other information contained in this report, including our financial statements and the related notes.

A Significant or Prolonged Economic Downturn Could have a Material Adverse Effect on Our Results of Operations.

Our results of operations are affected by the level of business activity of our clients and customers, which in turn is affected by the level of economic activity in the industries and markets that they serve.  A decline in the level of business activity of our clients could have a material adverse effect on our revenues and profit margin.

Our Quarterly Operating Results May vary from Quarter to Quarter, Which May Result in Increased Volatility of Our Share Price.

We have experienced, and may in the future continue to experience, fluctuations in our quarterly operating results.  These fluctuations could reduce the market price of our Common Stock.

Factors that may cause our quarterly operating results to vary include, but are not limited to:

• the business decisions of our customers regarding orders for our products;

• increased energy costs;

• increased raw material costs;

• production difficulties;

• the introduction of new products by us or our competitors;

• changes in our pricing policies or those of our competitors;

• seasonal trends in our customers’ buying patterns;

• changes in government regulation, both domestic and foreign;

• fluctuation in foreign currency exchange rates;

• global economic and political conditions and related risks, including acts of terrorism; and

• other factors beyond our control.

A significant portion of our expense levels are relatively fixed, and the timing of increases in expense levels is based in large part on our forecasts of future sales.  If net sales are below expectations in any given period, the adverse impact on results of operations may be magnified by our inability to adjust expenses quickly enough to compensate for the sales shortfall.

Our Global Operations Post Complex Management, Foreign Currency, Legal, Tax and Economic Risks, Which We May Not Adequately Address

We conduct business in a number of countries around the world.  In the quarter ended June 30, 2003, approximately 56% of our net revenues were from sales to foreign customers.  As a result, we are subject to a number of risks which include, but are not limited to:

• the burden of complying with a wide variety of national and local laws;

• potentially longer payment cycles for foreign sales;

• multiple and possibly overlapping and conflicting tax laws;

• coordinating geographically separated locations;

• restrictions (government and otherwise) restrictions on the movement of cash;

• the absence in some jurisdictions of effective laws to protect our intellectual property rights;

• changes in government regulation, both domestic and foreign;

• global economic and political conditions and related risks, including acts of terrorism; and

• fluctuation in foreign currency exchange rates.

Competition in Our Industry is Intense

The nutritional products market is highly competitive.  It includes international, national, regional and local producers and distributors, many of whom have greater resources than Cyanotech and many of whom offer a greater variety of products.  Increased competition in our industry could result in price reductions, reduced gross profit margin or loss of market share, any of which could have a material effect on our business, results of operations and financial condition.

Our Revenues Could Be Adversely Affected by the Loss of a Significant Customer or the Failure to Collect a Large Accounts Receivable.

We have in the past derived, and may continue in the future to derive, a significant portion of our revenues from a relatively limited number of major customers.  From quarter to quarter, revenues from one or more individual customers may exceed 10% of our revenues for the quarter.  During the quarter ended June 30, 2003, sales to one customer, Spirulina International, were approximately 16% of net revenues.  If sales to this customer or other such major customers, decrease significantly, this may materially affect our results of operations.  In addition, if we fail to collect large accounts receivable from such major customers we could be subject to significant financial exposure.

If We Are Unable to Protect Our Intellectual Property Rights of If We Infringe Upon the Intellectual Property Rights of Others Our Business May Be Harmed.

Cyanotech has received five United States patents; two on aspects of our production methods and three for use of our BioAstin products.  Although we regard our proprietary technology, trade secrets, trademarks and similar intellectual property as critical to our success, we rely on a combination of trade secret, contract, patent, copyright and trademark law to establish and protect our rights in our products and technology.  There can be no assurance that we will be able to protect our technology adequately or that competitors will not be able to develop similar technology independently.  In addition, the laws of certain foreign countries may not protect the Company’s intellectual property rights to the same extent as the laws of the United States.  Litigation in the United States or abroad may be necessary to enforce our patent or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement.  Such litigation, even if successful, could result in substantial costs and diversion of resources and could have a material adverse effect on our business, results of operations and financial condition.  Additionally, if any such claims are asserted against us, we may seek to obtain a license under the third party’s intellectual property rights.  There can be no assurance, however, that a license would be available on terms acceptable or favorable to us, if at all.

Market Price for Our Common Stock Has Been Unpredictable; Potential Delisting.

Our Common Stock is presently listed on the NASDAQ SmallCap Market.  The Company’s Common Stock has until September 10, 2003 to demonstrate compliance with Marketplace Rule 4450(a)(5) in order to remain listed.  If at anytime before September 10, 2003, the bid price of the Company’s Common Stock closes at $1.00 per share or more for a minimum of 10 consecutive trading days, NASDAQ Staff will provide written notification that the Company complies with listing requirements for the SmallCap Market.  If compliance with this rule cannot be demonstrated by September 10, 2003, NASDAQ Staff will provide written notification that the Company’s securities will be delisted from the SmallCap Market and begin trading on the NASDAQ Over-The-Counter Bulletin Boards.  In such case the Common Stock of the Company will be traded on a less active market to the possible detriment of the stockholders.

We May Need to Raise Additional Capital in the Future Which May Not Be Available.

During the years ended March 31, 2003, 2002 and 2001, the Company incurred losses of $1,775,000, $2,589,000 and $1,067,000, respectively.  At June 30, 2003 the Company’s working capital was $2,436,000 with cash balances amounting to $681,000.  The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to comply with the terms of its financing agreements, to obtain additional financing or refinancing as may be required, to attain profitability, or a combination thereof.  There can be no assurance that our efforts will be successful or that the Company will return to generating profit on either a quarterly or annual basis.